FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ABBEY NATIONAL PLC

2. Name of director

1. LORD TERENCE BURNS 2. MR LEON ALLEN 3. MR RICHARD HAYDEN 4. MR VITTORIO RADICE 5. LORD CHARLES SHUTTLEWORTH 6. MR KEITH WOODLEY 7. MR GEOFFREY COOPER 8. MR GERALD MURPHY

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2 ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ABBEY NATIONAL PLC ORDINARY 10P SHARES

7. Number of shares / amount of stock acquired

LORD TERENCE BURNS 2564 MR LEON ALLEN 256 MR RICHARD HAYDEN 261 MR VITTORIO RADICE 256 LORD CHARLES SHUTTLEWORTH 256 MR KEITH WOODLEY 769 MR GEOFFREY COOPER 255 MR GERALD MURPHY 255

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 10p EACH

12. Price per share

£5.72

13. Date of transaction

17 September 2004

14. Date company informed

17 September 2004

15. Total holding following this notification

1. LORD TERENCE BURNS 27101
2. MR LEON ALLEN 7619
3. MR RICHARD HAYDEN 56648
4. MR VITTORIO RADICE 4363
5. LORD CHARLES SHUTTLEWORTH 3632
6. MR KEITH WOODLEY 11840
7. MR GEOFFREY COOPER 878
8. MR GERALD MURPHY 878

16. Total percentage holding of issued class following this notification

0.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

JASON WRIGHT — 020 7756 4767

25. Name and signature of authorised company official responsible for making this notification

JASON WRIGHT

Date of Notification

17 SEPTEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 17th September 2004	By: /s/ Gail McGrath
(Authorised Signatory)